

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

December 8, 2010

Mail Stop 4631

Mr. Gerald DeCiccio, CFO
Worldwide Energy & Manufacturing USA Inc.
408 N. Canal Street
South San Francisco, CA  94080

**Re:   Worldwide Energy & Manufacturing USA Inc.**
**Form 10-Q for the Quarterly Period Ended September 30, 2010**
**File No. 0-31761**

Dear Mr. DeCiccio:

We have reviewed the above-referenced filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the response.

The 2009 and 2010 non-cash stock issuances described in Note 11 appear to have been valued at amounts that materially differ from applicable OTC stock prices and/or the relevant prices of stock issued for cash. For each material non-cash stock issuance in the fiscal 2009 12 month period and in the fiscal 2010 9 month period, please fully explain to us any difference between your valuation and the referenced market value indicators. The guidance in Section 404.04.a of the Financial Reporting Codification may be relevant. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,


Terence O'Brien,
Branch Chief